SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice of the 42nd Annual General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

March 7, 2024

To our shareholders,

KT Corporation will be holding the 42nd Annual General Meeting of Shareholders (“the Meeting”) on March 28th, 2024.

At the Meeting, the Company will report on its performance and relevant issues from FY2023, as listed in the “Matters to be Reported” section of this document. Shareholders will be requested to vote on agenda items, including the Amendments to the Articles of Incorporation.

Holders of KT Corporation’s common stock as of December 31, 2023, will have the right to vote at the meeting, with each stock being entitled to one vote per agenda item.

KT Corporation would like to thank our shareholders for their continued investment and support. The Company understands that shareholders consider a range of matters before submitting their vote. We hope that our shareholders will find the information in this notice helpful to make an informed decision.

We invite you to attend our upcoming Annual General Meeting on March 28th, 2024. We wish you good health and look forward to your participation.

Young-Shub Kim

Chief Executive Officer

•	Date and Time: Thursday, March 28th, 2024 at 9:00 a.m. (KST)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center, 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2023

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the AGM is December 31, 2023. As of the record date, the total number of KT shares issued was 257,860,760. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 246,413,422 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 1 and 3 shall be passed by the majority of votes cast by shareholders present at the meeting and at least one-fourth of total shares entitle to vote. Agenda No. 2 shall be passed by at least two-thirds of votes cast by shareholders present at the meeting and at least one-third of total shares entitled to vote.

Matters to be Reported

Business Report for the 42nd Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Act (Approval and Public Notice of Financial statements, etc.), KT’s 42nd annual business report is as follows:

In FY2023, KT has continued to generate stable profits through balanced growth in the B2C and B2B sectors. KT’s Group portfolio including finance, real estate, content, and DX also continued to grow. KT plans to position itself as an ‘AICT’ company, integrating AI capabilities into ICT capabilities with the aim of continued robust growth based on our core competencies.

In the wireless business, revenue growth was led by the expansion of 5G and MVNO subscribers and an increase in roaming revenue. As of the end of 2023, 5G subscribers have grown to approximately 9.83 million, accounting for about 73% of the total wireless handset subscribers. In fixed-line services, there was an expansion of high-quality service demand, leading to an increase in GiGA internet and high-ARPU IPTV subscriptions.

In the B2B sector, steady revenue growth was led by constant demand for corporate lines and the growth of emerging businesses such as AI and IoT. Both the AI Contact Center (AICC) and KT’s LLM ‘Mi:dm’ have led the AI market. In the financial sector, BC Card achieved revenue growth based on the establishment of new businesses, such as the private label credit cards and loan business, while K Bank has solidified its medium to long-term business foundation with growth in its key business indicators, including deposits, loans, and its customer base. Additionally, KT Estate’s hotel business thrived, KT Cloud continued to see growth in cloud and data center revenue, and KT Studio Genie strengthened its market presence by producing and broadcasting 14 original content programs in 2023. In September 2023, Millie’s Library successfully completed its IPO.

In 2023, KT achieved a standalone revenue of KRW 18.37 trillion, operating profit of KRW 1.19 trillion, and net profit of KRW 933.3 billion. As of the end of 2023, the current status of major services and subscribers is as follows:

Subscribers (Unit: 10K)	Mobile	Broadband	IPTV	PSTN	VoIP
December 31, 2023	2,490	983	941	882	321
December 31, 2022	2,406	973	943	938	321

Report on Evaluation Results of Management Performance for the 42nd Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed the performance of management for FY2023. The following table summarizes the annual KPIs and evaluation results of the Representative Director’s short-term performance.

Item	Annual KPI	Weight	Score
Quantitative KPI	- Service revenue of KT Corporation - Operating profit of KT Corporation	65%	64.27%

Qualitative KPI	- Management stabilization - Business innovation - Competence innovation	35%	34.00%

	Total	100%	98.27%

Report on Standards and Method of Payment for Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

For clarification, the term ‘executive director’ refers to an inside director, whereas a ‘non-executive director’ represents an outside director.

•	Summary of Executive Compensation Program

The Company’s Executive Compensation program is designed to reward management for both short-term and long-term performance. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance but also to strive for the Company’s long-term value enhancement. The Company’s Evaluation and Compensation Committee sets annual goals and conducts performance evaluations of the management on an annual basis. The Evaluation and Compensation Committee is composed entirely of outside directors in order to maintain objectivity and fairness of the program. While it’s uncommon for Korean companies to disclose such standards and methods, the Company not only discloses but also reports this information to the AGM to ensure transparency in executive compensation.

•	Components of Executive Compensation

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, and severance packages.

The annual salary is further separated into two major factors — base salary and payment for the responsibility of office. Compensation is made on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

Short-term performance-based incentives are paid in cash. The amount varies in accordance with each director’s performance evaluation by the Evaluation and Compensation Committee. Specific payment schemes related to short-term incentives are as follows:

•	Representative Director : 0~180% of base salary

•	Other Inside Directors : 0~140% of base salary

Long-term performance-based incentives are paid in the form of a stock grant with a lock-up period of three years. The amount is determined based on TSR (Total Shareholder’s Return), Group EBITDA and Group Revenue. Specific payment schemes related to long-term incentives are as follows:

•	Representative Director : 0~140% of base salary

•	Other Inside Directors : 0~95% of base salary

Severance payment is calculated using the following formulas:

•	Representative Director :

(Average monthly salary) x (number of years in service) x (5)

•	Other Inside Directors :

(Average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with relevant standards.

•	Criteria for Evaluation

The Company’s performance evaluation process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals with an emphasis on improving shareholder value.

Short-term Performance

Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Weighted Key Performance Indicator (KPI) is in place to assess annual short-term performance. Please refer to “Report on Evaluation Results of Management Performance for the 42nd Fiscal Year” for results of the Representative Director’s short-term performance for FY2023.

Long-term Performance

Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentives are offered in accordance with TSR (Total Shareholder Return), Group EBITDA and Group Revenue; each factor has a weight of 20%, 40% and 40% respectively. TSR is computed by the relative performance of the Company’s TSR against the TSR of KOSPI and other domestic telecommunication service providers. The following illustrates the formulas for TSR, Group EBITDA and Group Revenue:

•	TSR : Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Result : 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA : Operating profit + Depreciation & Amortization

•	Group Revenue : Consolidated revenue

•	Compensation for Outside Directors

Until February 2010, the Company had no stock-based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowances to execute their respective duties. However, the BoD introduced a new compensation program for outside directors in March 2010. The program consists of cash and annual stock grants which are subject to one-year lock-up period beginning at the start of the year it is awarded. The stock grant is not subject to any performance criteria and has been introduced to ensure that outside directors have “skin in the game” to align their interests with all shareholders. The total remuneration for outside directors in FY2023 was KRW 675 million.

•	Summary of Total Compensation

1) Compensation Paid to Directors

(KRW millions)

Year	Inside Directors		Outside Directors		Total
	Total	Average	Total	Average
2021	4,979	1,660	827	103	5,806
2021 excl. severance pay	3,439	1,146	827	103	4,266
2022	2,994	1,497	786	98	3,780
2023	4,209	2,104	675	84	4,884

*	The amount above represents actual cash payments executed each FY.

*	The amount includes severance pay for former-inside directors following the Severance Pay Regulations for Executives.

*	FY2021 severance pay for former-inside director Mr. Yoon-Young Park (13.32 years of service) was KRW 1,540 million

*	In FY2021, compensation was given to three inside directors and eight outside directors; In FY2022 and in FY2023, compensation was given to two inside directors and eight outside directors.

2) Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders.

(KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2021	5,806	5,800	100.1%
2021 excl. severance pay	4,266	5,800	73.6%
2022	3,780	5,800	65.2%
2023	4,884	5,800	84.2%

*	Maximum amounts of remuneration allowed per accrual basis

Report on Treasury Share Ownership and Utilization Plan

Pursuant to Article 48-2(Treasury Stock Report) of KT’s Articles of Incorporation, KT shall report the purpose of treasury share ownership and utilization plan at the annual general shareholder’s meetings.

Treasury Share Ownership

During FY2023, the Company acquired 9,760,946 treasury shares, and disposed or cancelled 3,382,738 treasury shares. As of December 31, 2023, the Company holds 11,447,338 treasury shares.

Treasury Share Utilization Plan

KT plans to utilize treasury shares as performance-based incentives for executives and employee compensation as well as stock grants for outside directors. Treasury shares will also be used to enhance corporate and shareholder value through strategic partnerships or share cancellations.

Concrete utilization plans will be disclosed after the resolution of the Board of Directors.

Matters Requiring Resolution

Agenda No. 1

Approval of Financial Statements for the 42nd Fiscal Year

Pursuant to Article 449 of the Commercial Act (Approval and Public Notice of Financial Statements), approval of the financial statements for the 42nd fiscal year is hereby requested.

Background Information

The consolidated and separate financial statements included below have not yet been audited and remain subject to the audit process of the Company’s independent auditors. The Company’s audit report for the 42nd fiscal year based on K-IFRS standards, including audited financial statements and the respective accompanying notes, will be uploaded on the Company’s website (https://corp.kt.com/eng/html/investors/financial/audit_01.html) on March 18th, 2024.

From fiscal years 2020 to 2022, the Company has received an unqualified opinion from the Company’s independent auditors.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2023		December 31, 2022
Assets

Current assets
Cash and cash equivalents	~~W~~	2,879,554	~~W~~	2,449,062
Trade and other receivables, net		7,170,289		6,098,072
Other financial assets		1,440,200		1,322,452
Current income tax assets		3,299		1,543
Inventories, net		912,262		709,191
Current assets held-for-sale		—		—
Other current assets		2,112,553		2,101,212

Total current assets		14,518,157		12,681,532

Non-current assets
Trade and other receivables, net		1,404,168		1,491,046
Other financial assets		2,724,761		2,501,484
Property and equipment, net		14,872,079		14,772,179
Right-of-use assets		1,304,963		1,280,334
Investment properties, net		2,198,135		1,933,358
Intangible assets, net		2,533,861		3,129,833
Investments in associates and joint ventures		1,556,889		1,480,722
Deferred income tax assets		608,924		578,443
Net defined benefit assets		160,748		311,142
Other non-current assets		827,297		820,608

Total non-current assets		28,191,825		28,299,149

Total assets	~~W~~	42,709,982	~~W~~	40,980,681

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2023		December 31, 2022
Liabilities

Current liabilities
Trade and other payables	~~W~~	8,054,922	~~W~~	7,333,165
Borrowings		3,058,564		1,827,042
Other financial liabilities		322,099		8,791
Current income tax liabilities		236,463		232,382
Other provisions		115,209		109,133
Deferred income		51,537		55,737
Other current liabilities		1,308,615		1,133,018

Total current liabilities		13,147,409		10,699,268

Non-current liabilities
Trade and other payables		819,558		1,064,099
Borrowings		7,159,601		8,179,643
Other financial liabilities		753,739		412,650
Net defined benefit liabilities		63,616		51,654
Other provisions		107,014		91,233
Deferred income		153,563		165,186
Deferred income tax liabilities		994,330		967,650
Other non-current liabilities		950,015		934,575

Total non-current liabilities		11,001,436		11,866,690

Total liabilities		24,148,845		22,565,958

Equity attribute to owners of the Controlling Company
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		14,494,430		14,257,343
Accumulated other comprehensive income		52,407		(77,776)
Other components of equity		(802,418)		(572,152)

		16,749,176		16,612,172
Non-controlling interest		1,811,961		1,802,551

Total equity		18,561,137		18,414,723

Total liabilities and equity	~~W~~	42,709,982	~~W~~	40,980,681

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2023 and 2022

(in millions of Korean won, except per share amounts)	2023		2022
Operating revenue	~~W~~	26,376,273	~~W~~	25,650,011
Operating expenses		24,726,499		23,959,923

Operating profit		1,649,774		1,690,088
Other income		308,044		595,351
Other expenses		507,904		314,607
Finance income		486,277		690,428
Finance costs		568,682		749,908
Share of net losses of associates and joint ventures		(43,424)		(17,285)

Profit before income tax expense		1,324,085		1,894,067
Income tax expense		335,367		506,404

Profit for the year	~~W~~	988,718	~~W~~	1,387,663

Profit for the year attributable to:
Owners of the Controlling Company:	~~W~~	1,009,861	~~W~~	1,262,498
Non-controlling interest:		(21,143)		125,165

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	~~W~~	4,043	~~W~~	5,209
Diluted earnings per share		4,038		5,205

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	2023		2022
Profit for the year	~~W~~	988,718	~~W~~	1,387,663

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(137,465)		181,429
Share of remeasurement loss of associates and joint ventures		(105)		(332)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income		121,271		(141,944)
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income		534		(16,630)
Valuation gain on cash flow hedge		15,329		64,091
Other comprehensive loss from cash flow hedges reclassified to profit or loss		(37,492)		(95,421)
Share of other comprehensive loss from associates and joint ventures		21,595		(10,851)
Exchange differences on translation of foreign operations		24,230		17,464

Total comprehensive income for the year	~~W~~	996,165	~~W~~	1,385,469

Total comprehensive income for the year attributable to:
Owners of the Controlling Company	~~W~~	1,013,535	~~W~~	1,236,679
Non-controlling interest		(17,370)		148,790

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

	Attributable to owners of the Controlling Company
(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the year		—		—		1,262,498		—		—		1,262,498		125,165		1,387,663
Remeasurements of net defined benefit liabilities		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures		—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures		—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation gain on cash flow hedge		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Gain on valuation of financial instruments at fair value through other comprehensive income		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations		—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year		—		—		1,431,924		(195,245)		—		1,236,679		148,790		1,385,469

Transactions with owners
Dividends paid by the Controlling Company		—		—		(450,394)		—		—		(450,394)		—		(450,394)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range		—		—		—		—		—		—		3,152		3,152
Change in ownership interest in subsidiaries		—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock		—		—		(11,577)		—		11,577		—		—		—
Disposal of treasury stock		—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares		—		—		—		—		—		—		51,476		51,476
Others		—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal		—		—		(461,971)		—		860,928		398,957		63,136		462,093

Balance as at December 31, 2022	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

	Attributable to owners of the Controlling Company
(in millions of Korean won)	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income		Other components of equity		Total	Non-controlling interest	Total equity
Balance as at January 1, 2023	~~W~~1,564,499	~~W~~1,440,258	~~W~~14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~16,612,172	~~W~~1,802,551	~~W~~18,414,723
Comprehensive income
Profit for the year	—	—	1,009,861		—		—	1,009,861	(21,143)	988,718
Remeasurements of net defined benefit liabilities	—	—	(126,613)		—		—	(126,613)	(10,852)	(137,465)
Share of gain on remeasurements of associates and joint ventures	—	—	(118)		—		—	(118)	13	(105)
Share of other comprehensive loss of associates and joint ventures	—	—	—		15,775		—	15,775	5,820	21,595
Valuation loss on cash flow hedge	—	—	—		(22,252)		—	(22,252)	(361)	(22,613)
Loss on valuation of financial instruments at fair value through other comprehensive income	—	—	222		126,028		—	126,250	(4,445)	121,805
Exchange differences on translation of foreign operations	—	—	—		10,632		—	10,632	13,598	24,230

Total comprehensive income for the year	—	—	883,352		130,183		—	1,013,535	(17,370)	996,165

Transactions with owners
Dividends paid by the Controlling Company	—	—	(501,843)		—		—	(501,843)	—	(501,843)
Dividends paid to non-controlling interest of subsidiaries	—	—	—		—		—	—	(24,964)	(24,964)
Effect of change in connection range	—	—	—		—		—	—	(79,134)	(79,134)
Change in ownership interest in subsidiaries	—	—	—		—		216,841	216,841	128,526	345,367
Appropriations of loss on disposal of treasury stock	—	—	(44,422)		—		44,422	—	—	—
Acquisition of treasury stock	—	—	—		—		(300,243)	(300,243)	—	(300,243)
Disposal of treasury stock	—	—	—		—		4,463	4,463	—	4,463
Retirement of treasury stock	—	—	(100,000)		—		100,000	—	—	—
Accounting for Acquisitions of Interests in Joint Operations	—	—	—		—		(298,196)	(298,196)	—	(298,196)
Others							2,447	2,447	2,352	4,799

Subtotal	—	—	(646,265)		—		(230,266)	(876,531)	26,780	(849,751)

Balance as at December 31, 2023	~~W~~1,564,499	~~W~~1,440,258	~~W~~14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~16,749,176	~~W~~1,811,961	~~W~~18,561,137

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	2023		2022
Cash flows from operating activities
Cash generated from operations	~~W~~	5,747,195	~~W~~	3,835,879
Interest paid		(361,741)		(263,520)
Interest received		360,614		307,091
Dividends received		60,987		68,827
Income tax paid		(303,766)		(351,212)

Net cash inflow from operating activities		5,503,289		3,597,065

Cash flows from investing activities
Collection of loans		53,885		44,287
Disposal of financial assets at fair value through profit or loss		90,487		1,298,621
Disposal of financial assets at amortized cost		1,543,663		1,046,115
Disposal of financial assets at fair value through other comprehensive income		306		97,932
Disposal of investments in associates and joint ventures		6,890		34,828
Disposal of assets held-for-sale		—		4,600
Disposal of property and equipment and investment properties		100,348		178,063
Disposal of intangible assets		7,078		20,088
Disposal of right-of-use assets		529		97
Increase in cash due to derivatives contracts		4,888		—
Increase in cash due to changes in scope of consolidation and others		46,642		6,754
Loans granted		(37,771)		(43,694)
Acquisition of financial assets at fair value through profit or loss		(220,989)		(1,317,175)
Acquisition of financial assets at amortized cost		(1,875,525)		(1,450,442)
Acquisition of financial assets at fair value through other comprehensive income		(10,267)		(449,504)
Acquisition of investments in associates and joint ventures		(106,389)		(280,988)
Acquisition of property and equipment and investment properties		(3,692,972)		(3,439,857)
Acquisition of intangible assets		(478,685)		(545,190)
Acquisition of right-of-use assets		(1,065)		(2,090)
Decrease in cash due to changes in scope of consolidation and others		(51,561)		(41,088)

Net cash outflow from investing activities		(4,620,508)		(4,838,643)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	2022		2021
Cash flows from financing activities
Proceeds from borrowings		5,381,231		4,234,570
Cash inflows under derivatives contracts		48,183		76,280
Cash intflow from consolidated equity transaction		632,776		125,066
Cash inflow from other financing activities		2,082		2,193
Repayments of borrowings		(5,275,113)		(2,843,249)
Dividends paid		(526,826)		(476,800)
Decrease in lease liabilities		(407,051)		(378,684)
Cash outflow under derivatives contracts		—		(41,197)
Acquisition of treasury stock		(300,086)		—
Cash outflow from consolidated equity transaction		(7,988)		(28,848)
Cash outflow from other financing activities		—		—

Net cash inflow (outflow) from financing activities		(452,792)		669,331

Effect of exchange rate change on cash and cash equivalents		503		1,717

Net increase (decrease) in cash and cash equivalents		430,492		(570,530)
Cash and cash equivalents
Beginning of the year		2,449,062		3,019,592

End of the year	~~W~~	2,879,554	~~W~~	2,449,062

December 31, 2023 and 2022

Separate Statements of Financial Position

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2023		December 31, 2022
Assets

Current assets
Cash and cash equivalents	~~W~~	1,242,005	~~W~~	966,307
Trade and other receivables, net		3,190,269		3,055,649
Other financial assets		279,451		232,837
Inventories, net		368,117		349,870
Other current assets		2,008,723		1,998,825

Total current assets		7,088,565		6,603,488

Non-current assets
Trade and other receivables, net		370,717		526,988
Other financial assets		2,134,324		1,993,893
Property and equipment, net		11,492,776		11,540,162
Right-of-use assets		976,625		983,049
Investment properties, net		1,191,592		1,137,489
Intangible assets, net		1,487,848		1,855,679
Investments in subsidiaries, associates and joint ventures		4,796,606		4,879,219
Net defined benefit assets		60,590		180,689
Other non-current assets		709,276		717,118

Total non-current assets		23,220,354		23,814,286

Total assets	~~W~~	30,308,919	~~W~~	30,417,774

KT Corporation

Separate Statements of Financial Position

December 31, 2023 and 2022

(in millions of Korean won)	December 31, 2023		December 31, 2022
Liabilities

Current liabilities
Trade and other payables	~~W~~	4,232,377	~~W~~	4,411,056
Borrowings		1,725,234		984,720
Other financial liabilities		660		—
Current income tax liabilities		148,136		127,944
Provisions		91,861		87,720
Deferred income		39,618		44,042
Other current liabilities		719,605		665,968

Total current liabilities		6,957,491		6,321,450

Non-current liabilities
Trade and other payables		739,766		979,050
Borrowings		5,834,699		6,510,841
Other financial liabilities		23,819		37,566
Net defined benefit liabilities		—		—
Provisions		90,493		79,374
Deferred income		145,334		158,161
Deferred income tax liabilities		796,087		763,113
Other non-current liabilities		677,691		710,139

Total non-current liabilities		8,307,889		9,238,244

Total liabilities		15,265,380		15,559,694

Equity
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		12,544,425		12,347,403
Accumulated other comprehensive income		64,229		(72,672)
Other components of equity		(569,872)		(421,408)

Total equity		15,043,539		14,858,080

Total liabilities and equity	~~W~~	30,308,919	~~W~~	30,417,774

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2023 and 2022

(in millions of Korean won, except per share amounts)	2023		2022
Operating revenue	~~W~~	18,371,437	~~W~~	18,289,243
Operating expenses		17,186,045		17,121,140

Operating profit		1,185,392		1,168,103
Other income		327,527		408,025
Other expenses		319,586		228,723
Finance income		381,151		577,334
Finance costs		419,210		653,996

Profit before income tax		1,155,274		1,270,743
Income tax expense		221,937		506,993

Profit for the year	~~W~~	933,337	~~W~~	763,750

Earnings per share
Basic earnings per share	~~W~~	3,741	~~W~~	3,153
Diluted earnings per share		3,739		3,152

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	2023		2022
Profit for the year	~~W~~	933,337	~~W~~	763,750

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(90,272)		114,154
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income		158,245		(149,638)
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income		(26)		(13,902)
Valuation gain on cash flow hedges		16,030		56,259
Other comprehensive loss from cash flow hedges reclassified to profit or loss		(37,126)		(91,012)

Total other comprehensive income (loss)	~~W~~	46,851	~~W~~	(84,139)

Total comprehensive income for the year	~~W~~	980,188	~~W~~	679,611

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2022	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894

Comprehensive income
Profit for the year		—		—		763,750		—		—		763,750
Gain on valuation of financial assets at fair value through other comprehensive income		—		—		(11)		(163,529)		—		(163,540)
Remeasurements of net defined benefit liabilities		—		—		114,154		—		—		114,154
Valuation gain on cash flow hedge		—		—		—		(34,753)		—		(34,753)

Total comprehensive income for the year		—		—		877,893		(198,282)		—		679,611

Transactions with equity holders										—		—
Dividends paid		—		—		(450,394)		—		—		(450,394)
Appropriation of retained earnings related to loss on disposal of treasury stock		—		—		(11,577)		—		11,577		—
Disposal of treasury stock		—		—				—		763,081		763,081
Others		—		—		—		—		888		888

Balance at December 31, 2022	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080

Balance at January 1, 2023	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080

Comprehensive income
Profit for the year		—		—		933,337		—		—		933,337
Loss on valuation of financial assets at fair value through other comprehensive income		—		—		222		157,997		—		158,219
Remeasurements of net defined benefit liabilities		—		—		(90,272)		—		—		(90,272)
Valuation loss on cash flow hedge		—		—		—		(21,096)		—		(21,096)

Total comprehensive income for the year		—		—		843,287		136,901		—		980,188

Transactions with equity holders										—
Dividends paid		—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock		—		—		(44,422)		—		44,422		—
Acquisition of treasury stock		—		—		—		—		(300,243)		(300,243)
Disposal of treasury stock		—		—		—		—		4,463		4,463
Retirement of treasury stock		—		—		(100,000)		—		100,000		—
Others		—		—		—		—		2,894		2,894

Balance at December 31, 2023	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	2023		2022
Cash flows from operating activities
Cash generated from operations	~~W~~	4,657,805	~~W~~	4,128,185
Interest paid		(246,516)		(202,579)
Interest received		191,289		211,170
Dividends received		115,324		98,874
Income tax paid		(165,648)		(173,297)

Net cash inflow from operating activities		4,552,254		4,062,353

Cash flows from investing activities
Collection of loans		36,724		133,864
Disposal of current financial instruments at amortized cost		343,231		900
Disposal of financial assets at fair value through profit or loss		4,155		1,695
Disposal of financial assets at fair value through other comprehensive income		306		—
Disposal of investments in subsidiaries, associates and joint ventures		73,556		36,028
Disposal of property and equipment		30,010		60,619
Disposal of intangible assets		2,860		17,047
Disposal of right-of-use assets		458		96
Loans granted		(30,107)		(125,146)
Acquisition of current financial instruments at amortized cost		(304,450)		(117,764)
Acquisition of non-current financial instruments at amortized cost		—		(226,030)
Acquisition of financial assets at fair value through profit or loss		(46,437)		(115,415)
Acquisition of financial assets at fair value through other comprehensive income		(10,267)		(442,176)
Acquisition of investments in subsidiaries, associates and joint ventures		(49,032)		(348,607)
Acquisition of property and equipment		(2,928,008)		(2,980,008)
Acquisition of intangible assets		(311,317)		(307,689)
Acquisition of right-of-use assets		(926)		(1,984)

Net cash outflow from in investing activities		(3,189,244)		(4,414,570)

Cash flows from financing activities
Proceeds from borrowings and bonds		2,207,827		1,741,962
Settlement of derivative instruments (inflow)		46,525		76,280
Dividend paid		(501,843)		(450,394)
Repayments of borrowings and debentures		(2,206,730)		(1,359,117)
Settlement of derivative instruments (outflow)		(300,086)		(41,197)
Acquisition of treasury stock		—		—
Decrease in lease liabilities		(333,042)		(357,337)

Net cash outflow from financing activities		(1,087,349)		(389,803)

Effect of exchange rate change on cash and cash equivalents		37		(387)

Net increase (decrease) in cash and cash equivalents		275,698		(742,407)
Cash and cash equivalents
Beginning of the year		966,307		1,708,714

End of the year	~~W~~	1,242,005	~~W~~	966,307

Agenda No. 2

Amendment to the Articles of Incorporation

In order to introduce quarterly dividends and to improve the dividend payment procedure, approval of the following changes to the Articles of Incorporation is requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes:

1)	Introduction of quarterly dividends;

2)	Change of record date for dividend payment; and

3)	Clarification of terminology (only applicable to the Korean Articles of Incorporation)

The information above is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to subsequent pages. If any potential conflict exists, the following information shall prevail.

<Agenda No. 2-1, Introduction of Quarterly Dividends>

Before Amendment	After Amendment	Purpose

Article 49. (Payment of Dividends)

(4) Pursuant to a resolution of the Board of Directors, KT may pay interim dividends once during a fiscal year with June 30 as a base date (referred to as the fixed interim dividend date).

	Article 49. (Payment of Dividends) (4) (Deleted)	To delete the Article regarding interim dividends for the introduction of quarterly dividends

(Omitted)

(6) The rights to dividends shall be extinguished if it is not exercised within five (5) years from the date when the relevant dividend was declared, and such unclaimed dividends shall belong to KT.

(Omitted) (6) (Unchanged)

Before Amendment	After Amendment	Purpose

(New)

Article 49-2. (Quarterly Dividends)

(1) The Company may pay quarterly dividends in cash to the Shareholders who hold the shares at the end of March, June or September from the commencement of the fiscal year by a resolution of the Board of Directors.

(2) The dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders.

(3) All matters, including the limitation on the amount and specific method of the quarterly dividends referred to in Paragraph(1), shall comply with relevant laws including Financial Investment Services and Capital Markets Act.

(4) The dividends referred to in Paragraph(1) shall be subject to Paragraph (6) of Article 49.

To introduce quarterly dividends

<Agenda No. 2-2, Change of Record Date for Dividend Payment>

Before Amendment	After Amendment	Purpose

Article 49. (Payment of Dividends) (1) Dividends may be paid either in cash, in shares or in other property.	Article 49. (Payment of Dividends) (1) (Unchanged)	To change the record date for dividend payment

(Omitted)

(5) The dividends referred to in Paragraphs (1) and (4) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the date referred to paragraph (1) of Article 14 or as of the fixed interim dividend date.

(Omitted)

(5) The dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees registered in the registry of shareholders as of the date determined by the resolution of the Board of Directors. When the Company decides the date for determining the shareholders eligible for dividends, it shall make announcement two weeks before the record date.

<Agenda No. 2-3, Clarification of Terminology>

* Change in terminology is applicable only to the Korean Articles of Incorporation. Therefore, Article 34 will remain unchanged in English.

Before Amendment	After Amendment	Purpose

Article 34. (Execution of Employment Contract with the Candidate for Representative Director)

(4) The management goal shall include revenue increase, profitability improvement, investment plan and other related business objectives and shall be determined, on a yearly basis, at the Board of Directors’ Meeting in order to achieve the goal of management plans during the term of Representative Director’s office approved by the Board of Directors. Such management goal may be established on a numerical basis, if possible.

	Article 34. (Execution of Employment Contract with the Candidate for Representative Director) (4) (Unchanged)	N/A

Addendum

Before Amendment	After Amendment	Purpose
(New)

ADDENDUM (March 28, 2024)

Article 1. (Enforcement Date)

These Articles of Incorporation shall become effective from the date on which a resolution on the foregoing amendments is adopted at the General Meeting of Shareholders.

Article 2. (Transitional Measure on the record date to determine the shareholders who will receive the Dividends)

The paragraph (5) of Article 49 does not apply to dividends for the fiscal year prior to the enforcement of these Articles of Incorporation.

To add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders

Agenda No. 3

Approval of Ceiling Amount on Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Act and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee, which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance-based incentives as well as provisions for severances and allowances. Actual amounts paid for the recent three years are disclosed in the “Report on Standards and Method of Payment for Remuneration of Directors.” Included herein.

For FY2024, the ceiling amount, proposed by the BoD, on remuneration for directors is KRW 5.8 billion.